

September 8, 2021

Carey Hendrickson
Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South, Suite 300
Houston, TX 77042

      Re: U.S. Physical Therapy, Inc.
               Form 10-K For The Fiscal Year Ended December 31, 2020
               Filed March 1, 2021
               Response Dated August 19, 2021
               File No. 001-11151

Dear Mr. Hendrickson:

We have reviewed your August 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K For The Fiscal Year Ended December 31, 2020

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Fiscal Year 2020 Compared to Fiscal 2019 , page 31

1.   We reference your response to prior comment 1 in our letter dated August 10, 2021. Please also revise future filings to clearly label "Gross profit, excluding closure costs" and "Operating costs, excluding closure costs" as non-GAAP within the table reconciling the above mentioned non-GAAP measures to the related GAAP measures. We reference the example of the format you have provided in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences